INTERMOLECULAR, INC.
3011 NORTH FIRST STREET
SAN JOSE, CA  95134

November 15, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director
Russell Mancuso, Branch Chief
Dennis Hult
Kaitlin Tillan
Louis Rambo
Tim Buchmiller

Re:	Intermolecular, Inc.
Registration Statement on Form S-1, as amended
File No. 333-175877

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-175877) (the “Registration Statement”) of Intermolecular, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 17, 2011, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jim Morrone at (650) 463-3058.

The Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

INTERMOLECULAR, INC.

By:	/s/ David E. Lazovsky
David E. Lazovsky
President and Chief Executive Officer

cc:                                 Alan Denenberg, Davis Polk & Wardwell LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

James L. Morrone, Esq., Latham & Watkins LLP

Olive Y. Huang, Esq., Latham & Watkins LLP

Thomas J. Lloyd, Esq., Latham & Watkins LLP